

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2010

Via Facsimile (650) 849-5094 and U.S. Mail

Joseph M. Barbeau, Esq.
Gibson, Dunn & Crutcher LLP
1881 Page Mill Rd.
Palo Alto, CA 94303

> **Re:** **St. Jude Medical, Inc.**
> **Registration Statement on Form S-4**
> **File No. 333-170045**
> **Filed October 20, 2010**
>
> **Schedule TO-T filed by Asteroid Subsidiary Corporation and St. Jude**
>   **Medical, Inc.**
> **File No. 005-85230**
> **Filed October 20, 2010**

Dear Mr. Barbeau:

We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form S-4

1. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001,

Section I.E.3) on our website www.sec.gov for more information. Please confirm to us that St. Jude Medical, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Cover page

2.   We note your statement at the bottom of the cover page and again on page 3 that you intend to incorporate by reference into the prospectus any new information filed with the SEC after November 1. The federal securities laws do not permit you to incorporate any additional documents by reference that are filed with the SEC between the commencement of the offer and the scheduled or actual offer expiration date. Please revise to indicate, if true, that you will amend the Schedule TO and the S-4 to include such documents to the extent required.

Questions and Answers, page 4

3.   We note that the fifth and sixth bullet points in response to the question "What are the most significant conditions to the completion of the Offer?" states that AGA shall have performed its obligations required under the Merger Agreement, including the requirement that the representations and warranties be true as of the acceptance time. Given that the merger can only close after the expiration of the offer, it appears that this condition inappropriately survives that expiration time. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise here and throughout the offer document, as applicable.

Selected Consolidated Financial Data of St. Jude, page 20

4.   Please revise your disclosure to include all of the summary information required by Item 1010(c), including the pro forma ratio of earnings to fixed charges information specified in Item 1010(c)(6) of Regulation M-A.

Top Up Option, page 65

5.   Please clarify in your disclosure to whom the promissory note described at the bottom of page 65 would be issued, since the contracting entity, AGA, does not survive the merger.

Other Conditions, page 73

6.   A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In that regard, we note the sixth bullet point under this heading is premised on a determination that AGA has performed in all material respects

its obligations under the merger agreement. Notwithstanding the delivery of a certificate attesting to this fact by AGA the offeror appears to retain the unilateral right to determine whether AGA has performed its obligations in all material respects under various agreements in the offeror's sole discretion and without regard to the reasonableness of its assessment. Please revise your disclosure accordingly or advise.

AGA Financial Projections, page 204

7.   We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3267, or in my absence, to Daniel F. Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions